UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Sept 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date September 24, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

September 24, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD AND COMMITTEE MEMBERS

The Board of Directors reelected Luis Fernando Restrepo Echavarría, independent director, as Chairman of the Board, and appointed Ricardo Jaramillo Mejía, non-independent director, as Vice-Chairman.

The Board also authorized the composition of the Committees, which will remain the same, except for the Designation, Compensation and Development Committee.

Good Governance Committee

●	Luis Fernando Restrepo Echavarría, independent director
●	Sylvia Escovar Gómez, independent director
●	Arturo Condo Tamayo, independent director

Luis Fernando Restrepo remains as President of the Good Governance Committee.

Risk Committee

●	Andrés Felipe Mejía Cardona, independent director
●	Silvina Vatnick, independent director
●	Juan David Escobar Franco, non-independent director

Andrés Felipe Mejía remains as President of the Risk Committee.

Audit Committee

●	Arturo Condo Tamayo, independent director
●	Andrés Felipe Mejía Cardona, independent director
●	Silvina Vatnick, independent director

Arturo Condo remains as President of the Audit Committee.

Designation, Compensation and Development Committee

●	Sylvia Escovar Gómez, independent director
●	Luis Fernando Restrepo Echavarría, independent director
●	Ricardo Jaramillo Mejía, non-independent director (new member)

Sylvia Escovar Gómez remains as President of the Designation, Compensation and Development Committee.

Additionally, the Board of Directors authorized the creation and composition of the new Technology and Cybersecurity Committee, as follows:

●	Andrés Felipe Mejía Cardona, independent director
●	Silvina Vatnick, independent director
●	Arturo Condo Tamayo, independent director
●	Juan David Escobar Franco, non-independent director

Silvina Vatnick will be the President of the Technology and Cybersecurity Committee.

The profile of the Directors, and the description of the scope of each Committee can be found in the following link: https://www.grupobancolombia.com/corporate/corporate-governance

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Contacts
Julián Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57604) 4042436	Tel.: (57604) 4040858	Tel.: (57601) 4485950